Exhibit 17.1

November 22, 2019

Seedo Corp.

2 Hacarmel Yokneam, Israel

Dear Directors:

Please accept my letter of resignation from the Seedo Board of Directors.

I am unable to continue as a Director given Because of personal constraints and feeling of exhaustion.

As the founder of the company, I believe in the company’s products and the capabilities of Seedo to revolutionize the world.

Wish the board members and company employee’s success and blessing in everything they do

I will continue to contribute from the outside as much as I need for the success of the company

Sincerely,

Maman Michael